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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                           Amendment No.5 on Form 13D


                                    WESTCORP
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $1.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   957907108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 ERNEST S. RADY
                                   President
                                   23 Pasteur
                         Irvine, California 92718-3804
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 13, 1992
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [x].

Check the following box if a fee is being paid with the statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Continued on following page(s))

                              Page 1 of  26  Pages

CUSIP NO.  957907108                13D              PAGE   2   OF  26  PAGES

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                         THE ERNEST S. RADY TRUST

                                           Social Security No. ###-##-####

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                   (a)  [x]
                                                                                                                   (b)  [ ]
     3      SEC USE ONLY



     4      SOURCE OF FUNDS*
                                                                    PF

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                        [ ]
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                CALIFORNIA

         NUMBER OF            7      SOLE VOTING POWER
          SHARES                                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH               9      SOLE DISPOSITIVE POWER
         REPORTING                                           SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
          PERSON
           WITH               10     SHARED DISPOSITIVE POWER


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                    SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                        [ ]
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      Approximately 66.38% (based on 17,584,520 shares outstanding)

    14      TYPE OF REPORTING PERSON*
                                                                    OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  957907108                13D              PAGE   3   OF  26  PAGES

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                           EVELYN S. RADY TRUST

                                                     Social Security No. ###-##-####

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                   (a)  [x]
                                                                                                                   (b)  [ ]
     3      SEC USE ONLY



     4      SOURCE OF FUNDS*
                                                                    PF

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                        [ ]
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                CALIFORNIA

         NUMBER OF            7      SOLE VOTING POWER
          SHARES                                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH               9      SOLE DISPOSITIVE POWER
         REPORTING                                           SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
          PERSON
           WITH               10     SHARED DISPOSITIVE POWER


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                    SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                        [ ]
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      Approximately 66.38% (based on 17,584,520 shares outstanding)

    14      TYPE OF REPORTING PERSON*
                                                                    OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  957907108                13D              PAGE   4   OF  26  PAGES

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                         AVRETT ENTERPRISES, LTD.

                                    I.R.S. ID NO.  (No I.R.S. ID No. as it is a Canadian corporation)

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                   (a)  [x]
                                                                                                                   (b)  [ ]
     3      SEC USE ONLY



     4      SOURCE OF FUNDS*
                                                                    WC

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                        [ ]
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                  CANADA

         NUMBER OF            7      SOLE VOTING POWER
          SHARES                                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH               9      SOLE DISPOSITIVE POWER
         REPORTING                                        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
          PERSON
           WITH               10     SHARED DISPOSITIVE POWER


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                        [ ]
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      Approximately 66.38% (based on 17,584,520 shares outstanding)

    14      TYPE OF REPORTING PERSON*
                                                                    CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  957907108                13D              PAGE   5   OF  26  PAGES

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                       SILPIT INDUSTRIES CO., LTD.

                                     I.R.S. ID NO. (No I.R.S. ID No. as it is a Canadian corporation)

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                   (a)  [x]
                                                                                                                   (b)  [ ]
     3      SEC USE ONLY



     4      SOURCE OF FUNDS*
                                                                    WC

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                        [ ]
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                  CANADA

         NUMBER OF            7      SOLE VOTING POWER
          SHARES                                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH               9      SOLE DISPOSITIVE POWER
         REPORTING                                        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
          PERSON
           WITH               10     SHARED DISPOSITIVE POWER


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                        [ ]
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      Approximately 66.38% (based on 17,584,520 shares outstanding)

    14      TYPE OF REPORTING PERSON*
                                                                    CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  957907108                13D              PAGE   6   OF  26  PAGES

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                          MEMRAD HOLDINGS, LTD.

                                     I.R.S. ID NO. (No I.R.S. ID No. as it is a Canadian corporation)

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                   (a)  [x]
                                                                                                                   (b)  [ ]
     3      SEC USE ONLY



     4      SOURCE OF FUNDS*
                                                                    WC

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                        [ ]
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                  CANADA

         NUMBER OF            7      SOLE VOTING POWER
          SHARES                                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH               9      SOLE DISPOSITIVE POWER
         REPORTING                                        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
          PERSON
           WITH               10     SHARED DISPOSITIVE POWER


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                        [ ]
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      Approximately 66.38% (based on 17,584,520 shares outstanding)

    14      TYPE OF REPORTING PERSON*
                                                                    CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  957907108                13D             PAGE   7   OF  26  PAGES

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                          AMERICAN ASSETS, INC.

                                                        I.R.S. ID NO. 95-249-3347

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                   (a)  [x]
                                                                                                                   (b)  [ ]
     3      SEC USE ONLY



     4      SOURCE OF FUNDS*
                                                                    WC

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                        [ ]
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                CALIFORNIA

         NUMBER OF            7      SOLE VOTING POWER
          SHARES                                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH               9      SOLE DISPOSITIVE POWER
         REPORTING                                        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
          PERSON
           WITH               10     SHARED DISPOSITIVE POWER


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                        [ ]
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      Approximately 66.38% (based on 17,584,520 shares outstanding)

    14      TYPE OF REPORTING PERSON*
                                                                    CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  957907108                13D              PAGE   8   OF  26  PAGES

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                           SORB HOLDINGS, INC.

                                                         I.R.S. ID NO. 33-0013526

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                   (a)  [x]
                                                                                                                   (b)  [ ]
     3      SEC USE ONLY



     4      SOURCE OF FUNDS*
                                                                    WC

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                        [ ]
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                CALIFORNIA

         NUMBER OF            7      SOLE VOTING POWER
          SHARES                                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH               9      SOLE DISPOSITIVE POWER
         REPORTING                                        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
          PERSON
           WITH               10     SHARED DISPOSITIVE POWER


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                        [ ]
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      Approximately 66.38% (based on 17,584,520 shares outstanding)

    14      TYPE OF REPORTING PERSON*
                                                                    CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  957907108                13D              PAGE   9   OF  26  PAGES

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                         CANPAC ENTERPRISES, LTD.

                                     I.R.S. ID NO. (No I.R.S. ID No. as it is a Canadian corporation)

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                   (a)  [x]
                                                                                                                   (b)  [ ]
     3      SEC USE ONLY



     4      SOURCE OF FUNDS*
                                                                    WC

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                        [ ]
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                  CANADA

         NUMBER OF            7      SOLE VOTING POWER
          SHARES                                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH               9      SOLE DISPOSITIVE POWER
         REPORTING                                        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
          PERSON
           WITH               10     SHARED DISPOSITIVE POWER

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                        [ ]
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      Approximately 66.38% (based on 17,584,520 shares outstanding)

    14      TYPE OF REPORTING PERSON*
                                                                    CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  957907108                13D               PAGE  10  OF  26  PAGES

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                     WESTERN INSURANCE HOLDINGS, INC.

                                                         I.R.S. ID NO. 95-2890041

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                   (a)  [x]
                                                                                                                   (b)  [ ]
     3      SEC USE ONLY



     4      SOURCE OF FUNDS*
                                                                    WC

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                        [ ]
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                CALIFORNIA

         NUMBER OF            7      SOLE VOTING POWER
          SHARES                                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH               9      SOLE DISPOSITIVE POWER
         REPORTING                                        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
          PERSON
           WITH               10     SHARED DISPOSITIVE POWER


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                        [ ]
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      Approximately 66.38% (based on 17,584,520 shares outstanding)

    14      TYPE OF REPORTING PERSON*
                                                                    IC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  957907108                13D               PAGE  11  OF  26  PAGES

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                      INSURANCE COMPANY OF THE WEST

                                                         I.R.S. ID NO. 95-2769232

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                   (a)  [x]
                                                                                                                   (b)  [ ]
     3      SEC USE ONLY



     4      SOURCE OF FUNDS*
                                                                    WC

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                        [ ]
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                CALIFORNIA

         NUMBER OF            7      SOLE VOTING POWER
          SHARES                                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH               9      SOLE DISPOSITIVE POWER
         REPORTING                                        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
          PERSON
           WITH               10     SHARED DISPOSITIVE POWER


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                        [ ]
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      Approximately 66.38% (based on 17,584,520 shares outstanding)

    14      TYPE OF REPORTING PERSON*
                                                                    IC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  957907108                13D               PAGE  12  OF  26  PAGES

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                        EXPLORER INSURANCE COMPANY

                                                         I.R.S. ID NO. 94-2784519

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                   (a)  [x]
                                                                                                                   (b)  [ ]
     3      SEC USE ONLY



     4      SOURCE OF FUNDS*
                                                                    WC

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                        [ ]
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                 ARIZONA

         NUMBER OF            7      SOLE VOTING POWER
          SHARES                                      PLEASE SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH               9      SOLE DISPOSITIVE POWER
         REPORTING                                    PLEASE SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
          PERSON
           WITH               10     SHARED DISPOSITIVE POWER


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          PLEASE SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                        [ ]
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      Approximately 66.38% (based on 17,584,520 shares outstanding)

    14      TYPE OF REPORTING PERSON*
                                                                    IC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.          SECURITY AND ISSUER.

Common Stock, $1.00 par value

WESTCORP
23 Pasteur Road
Irvine, CA 92718-3804

ITEM 2.          IDENTITY AND BACKGROUND.

ERNEST S. RADY TRUST

(a)      Ernest S. Rady Trust, Ernest S. Rady, Trustee
(b)      The Trust's principal business address is:
         10140 Campus Point Drive
         San Diego, California 92121
         Attn:  Ernest S. Rady, Trustee
(c) Mr. Rady, the Trustee of the above referenced trust is the Chairman, President and Chief Executive Officer of the Issuer and is an executive officer and/or director of many of the reporting parties included in this Schedule 13D.
(d)      Current conviction during the last five years: None
(e)      Securities laws proceedings:  None
(f)      Citizenship:     CANADA

EVELYN S. RADY TRUST

(a)      Evelyn S. Rady Trust, Ernest S. Rady, Trustee
(b)      The Trust's principal business address is:
         10140 Campus Point Drive
         San Diego, California 92121
         Attn:  Ernest S. Rady, Trustee
(c) Mr. Rady, the Trustee of the above referenced trust is the Chairman, President and Chief Executive Officer of the Issuer and is an executive officer and/or director of many of the reporting parties included in this Schedule 13D.
(d)      Current conviction during the last five years: None
(e)      Securities laws proceedings:  None
(f)      Citizenship:     CANADA

AVRETT ENTERPRISES, LTD.

(a)      Avrett Enterprises, Ltd.
(b)      The principal business address is:
         Avrett Enterprises, Ltd.
         70 Arthur Street
         Winnipeg, Manitoba
         Canada R3B 1G7
(c)      Current conviction during the last five years: None
(d)      Securities laws proceedings:  None





                             Page 13 of  26  Pages

(e)      Canadian corporation.

SILPIT INDUSTRIES CO., LTD.

(a)      Silpit Industries Co., Ltd.
(b)      The principal business address is:
         Silpit Industries Co., Ltd.
         70 Arthur Street
         Winnipeg, Manitoba
         Canada R3B 1G7
(c)      California corporation.
(d)      Securities Laws proceedings:  None

MEMRAD HOLDINGS, LTD.

(a)      Memrad Holdings, Ltd.
(b)      The principal business address is:
         Memrad Holdings, Ltd.
         903-213 Notre Dame Avenue
         Winnipeg, Manitoba
         Canada R3B 1N3
(c)      Canadian corporation.
(d)      Securities Laws proceedings:  None

AMERICAN ASSETS, INC.

(a)      American Assets, Inc.
(b)      The principal business address is:
         American Assets, Inc.
         10140 Campus Point Drive
         San Diego, CA 92121
(c)      California corporation.
(d)      Securities Laws proceedings:   None

SORB HOLDINGS, INC.

(a)      Sorb Holdings, Inc.
(b)      The principal business address is:
         Sorb Holdings, Inc.
         10140 Campus Point Drive
         San Diego, CA 92121
(c)      Canadian corporation.
(d)      Securities Laws proceedings:   None

CANPAC ENTERPRISES, LTD.

(a)      Canpac Enterprises, Ltd.
(b)      The principal business address is:





                             Page 14 of  26  Pages

         Canpac Enterprises, Ltd.
         70 Arthur Street
         Winnipeg, Manitoba
         Canada R3B 1G7
(c)      Canadian corporation.
(d)      Securities Laws proceedings:   None

WESTERN INSURANCE HOLDINGS, INC.

(a)      Western Insurance Holdings, Inc.
(b)      The principal business address is:
         Western Insurance Holdings, Inc.
         10140 Campus Point Drive
         San Diego, CA 92121
(c)      California corporation.
(d)      Securities Laws proceedings:   None

INSURANCE COMPANY OF THE WEST

(a)      Insurance Company of the West
(b)      The principal business address is:
         Insurance Company of the West
         10140 Campus Point Drive
         San Diego, CA 92121
(c)      California corporation.
(d)      Securities Laws proceedings:   None

EXPLORER INSURANCE COMPANY

(a)      Explorer Insurance Company
(b)      The principal business address is:
         Explorer Insurance Company
         10140 Campus Point Drive
         San Diego, CA 92121
(c)      Arizona corporation.
(d)      Securities Laws proceedings:   None

         Identification of Members of the Group


The Ernest S. Rady Trust

(a)      Ernest S. Rady, Trustee

Evelyn Shirley Rady

(a)      Ernest S. Rady, Trustee





                             Page 15 of  26  Pages

Avrett Enterprises, Ltd.

(a)      Avrett Enterprises, Ltd.

         Names and Addresses of Officers           Title
         -------------------------------           -----
         and Directors as of November 13, 1992
         -------------------------------------
         Sylvia Silverberg                         President, Director
         70 Arthur Street
         Winnipeg, Manitoba
         Canada R3B 1G7

         Evelyn Rady                               Vice President, Director
         8144 Prestwick Drive
         La Jolla, CA 92037

         Nora Kaufman                              Secretary, Treasurer, Director
         70 Arthur Street
         Winnipeg, Manitoba
         Canada R3B 1G7

Silpit Industries Co., Ltd.

         Names and Addresses of Officers           Title
         -------------------------------           -----
         and Directors as of November 13, 1992
         -------------------------------------
(a)      Silpit Industries Co., Ltd.

         David S. Kaufman                          President, Director
         70 Arthur Street
         Winnipeg, Manitoba
         Canada R3B 1G7

         G.L. Stoddart                             Vice President
         70 Arthur Street
         Winnipeg, Manitoba
         Canada R3B 1G7

         Nora Kaufman                              Secretary, Treasurer, Director
         70 Arthur Street
         Winnipeg, Manitoba
         Canada R3B 1G7

         Evelyn Rady                               Director
         8144 Prestwick Drive
         La Jolla, CA 92037





                             Page 16 of  26  Pages

         Sylvia Silverberg                         Director
         70 Arthur Street
         Winnipeg, Manitoba
         Canada R3B 1G7

         Allan Kaufman                             Director
         70 Arthur Street
         Winnipeg, Manitoba
         Canada R3B 1G7

Memrad Holdings, Ltd.

         Names and Addresses of Officers           Title
         -------------------------------           -----
         and Directors as of November 13, 1992
         -------------------------------------
(a)      Memrad Holdings, Ltd.

         Ernest S. Rady                            President, Director
         8144 Prestwick Drive
         La Jolla, CA 92037

         Marjorie Blankstein                       Vice President, Director
         203-213 Notre Dame Avenue
         Winnipeg, Manitoba
         Canada R3B 1N3

         Morley Blankstein                         Vice President
         203-213 Notre Dame Avenue
         Winnipeg, Manitoba
         Canada R3B 1N3

         Mindel Olenick                            Secretary, Treasurer, Director
         203-213 Notre Dame Avenue
         Winnipeg, Manitoba
         Canada R3B 1N3

         Thomas Z. Olenick                         Vice President
         203-213 Notre Dame Avenue
         Winnipeg, Manitoba
         Canada R3B 1N3

         Norman Edwards                            Assistant Secretary
         203-213 Notre Dame Avenue
         Winnipeg, Manitoba
         Canada R3B 1N3





                             Page 17 of  26  Pages

American Assets, Inc.

(a)      American Assets, Inc., a California corporation

         Names and Addresses of Officers           Title
         -------------------------------           -----
         and Directors as of November 13, 1992
         -------------------------------------
         Ernest S. Rady                            Chairman, President, Director
         8144 Prestwick Drive
         La Jolla, CA 92037

         Joanne Torres                             Secretary, Vice President, Director
         10140 Campus Point Drive
         San Diego, CA 92121

         John Chamberlain                          Vice President
         10140 Campus Point Drive
         San Diego, CA 92121

         Allen Garrett                             Vice President
         10140 Campus Point Drive
         San Diego, CA 92121

         Valerie A. McPherson                      Chief Financial Officer, Director
         10140 Campus Point Drive
         San Diego, CA 92121

Sorb Holdings, Inc.

         Names and Addresses of Officers           Title
         -------------------------------           -----
         and Directors as of November 13, 1992
         -------------------------------------
(a)      Sorb Holdings, Inc.

         Ernest S. Rady                            President, Director
         8144 Prestwick Drive
         La Jolla, CA 92037

         Douglas J. Peacher                        Director
         10140 Campus Point Drive
         San Diego, CA 92121

         Valerie A. McPherson                      Secretary, Chief Financial Officer &
         10140 Campus Point Drive                  Director
         San Diego, CA 92121





                             Page 18 of  26  Pages

         Bernard Feldman                           Director
         10140 Campus Point Drive
         San Diego, CA 92121

Canpac Enterprises, Ltd.

(a)      Canpac Enterprises, Ltd.

         Names and Addresses of Officers           Title
         -------------------------------           -----
         and Directors as of November 13, 1992
         -------------------------------------
         Ernest S. Rady                            President, Director
         8144 Prestwick Drive
         La Jolla, CA 92037

         Nora Kaufman                              Vice President, Director
         70 Arthur Street
         Winnipeg, Manitoba
         Canada R3B 1G7

         David Kaufman                             Secretary, Director
         70 Arthur Street
         Winnipeg, Manitoba
         Canada R3B 1G7

         Evelyn Rady                               Treasurer, Director
         8144 Prestwick Drive
         La Jolla, CA 92037

Western Insurance Holdings, Inc.

         Names and Addresses of Officers           Title
         -------------------------------           -----
         and Directors as of November 13, 1992
         -------------------------------------
(a)      Western Insurance Holdings, Inc.

         Ernest S. Rady                            Chairman of the Board
         8144 Prestwick Drive
         La Jolla, CA 92037

         Bernard M. Feldman                        President, Director
         10140 Campus Point Drive
         San Diego, CA 92121

         Richard S. King                           Secretary, Director
         10140 Campus Point Drive
         San Diego, CA 92121





                             Page 19 of  26  Pages

         H. Michael Freet                          Treasurer, Director
         10140 Campus Point Drive
         San Diego, CA 92121

Insurance Company of the West

(a)      Insurance Company of the West

         Names and Addresses of Officers           Title
         -------------------------------           -----
         and Directors as of November 13, 1992
         -------------------------------------
         Ernest S. Rady                            Chairman of the Board, Director
         8144 Prestwick Drive
         La Jolla, CA 92037

         Bernard M. Feldman                        President, Director
         10140 Campus Point Drive
         San Diego, CA 92121

         Richard S. King                           Executive Vice President, Director
         10140 Campus Point Drive
         San Diego, CA 92121

         Michael F. McAuliffe                      Director
         10140 Campus Point Drive
         San Diego, CA 92121

         Bruce N. Moore                            Director
         10140 Campus Point Drive
         San Diego, CA 92121

         Robert A. Nelson                          Director
         10140 Campus Point Drive
         San Diego, CA 92121

         Douglas J. Peacher                        Director
         10140 Campus Point Drive
         San Diego, CA 92121

         James B. Rathbun                          Director
         10140 Campus Point Drive
         San Diego, CA 92121

         Herbert J. Solomon                        Director
         10140 Campus Point Drive
         San Diego, CA 92121





                             Page 20 of  26  Pages

         David Kaufman                             Director
         10140 Campus Point Drive
         San Diego, CA 92121

         H. Michael Freet                          Senior Vice President,
         10140 Campus Point Drive                  Treasurer
         San Diego, CA 92121

         John L. Hannum                            Senior Vice President
         10140 Campus Point Drive
         San Diego, CA 92121

         James Currie                              Senior Vice President
         10140 Campus Point Drive
         San Diego, CA 92121

         John A. DiFalco                           Senior Vice President
         10140 Campus Point Drive
         San Diego, CA 92121

         Rory Read                                 Senior Vice President
         10140 Campus Point Drive
         San Diego, CA 92121

         Edward H. Hire                            Vice President
         10140 Campus Point Drive
         San Diego, CA 92121

         Gene P. Irizarry                          Vice President
         10140 Campus Point Drive
         San Diego, CA 92121

         Leslie M. Marshall                        Vice President
         10140 Campus Point Drive
         San Diego, CA 92121

         Samuel A. Banks                           Resident Vice President
         10140 Campus Point Drive
         San Diego, CA 92121

         Marie T. Mollert                          Resident Vice President
         10140 Campus Point Drive
         San Diego, CA 92121

         James Austin                              Secretary, Vice President &
         10140 Campus Point Drive                  General Counsel
         San Diego, CA 92121





                             Page 21 of  26  Pages

         Fred Rostamian                            Vice President, Controller
         10140 Campus Point Drive
         San Diego, CA 92121

Explorer Insurance Company

(a)      Explorer Insurance Company

         Names and Addresses of Officers           Title
         -------------------------------           -----
         and Directors as of November 13, 1992
         -------------------------------------
         Ernest S. Rady                            Chairman, Director
         8144 Prestwick Drive
         La Jolla, CA 92037

         Bernard M. Feldman                        President, Director
         10140 Campus Point Drive
         San Diego, CA 92121

         Richard S. King                           Assistant Secretary, Director
         10140 Campus Point Drive
         San Diego, CA 92121

         Walter M. Prayer                          Vice President
         10140 Campus Point Drive
         San Diego, CA 92121

         James Austin                              Secretary
         10140 Campus Point Drive
         San Diego, CA 92121

         H. Michael Freet                          Treasurer
         10140 Campus Point Drive
         San Diego, CA 92121

ITEM 3.          SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         The consideration paid for the securities purchased was cash from working capital.

ITEM 4.          PURPOSE OF TRANSACTION.

         Investment

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

         This filing is for the cumulative share holdings of an affiliated group as of the close of business on November 13, 1992. The various entities named in this Schedule 13D directly or indirectly collectively owned, as of such date, 11,671,897 outstanding shares of Common Stock





                             Page 22 of  26  Pages
of the Issuer, representing 66.38% of the outstanding shares of Common Stock of the Issuer. Exhibit A attached hereto and incorporated by this reference herein depicts the relationship among the various affiliated companies in the "Rady" group. There is no formal agreement to vote or dispose of the shares of the Issuer in a particular manner. The dispositive and voting power of each of the trusts and companies shown on Schedule A is made independent of the other, except to the extent that Mr. and Mrs. Rady may be shareholders, officers and/or directors of the various companies and in that respect are able to control disposition and voting of the shares of the Issuer owned by each such company.

         Transactions occurring in the most recent 60 days were acquisitions of securities of the Issuer made by the Ernest Rady Trust ("ERT") and Insurance Company of the West ("ICW") as follows:

1.       ERT     11/13/92         15,750
2.       ICW     11/13/92         26,000

         The above transactions reflect purchases of the securities on the open market via the facilities of the American Stock Exchange and were made at varying market prices.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         SEE DISCUSSION UNDER ITEM 6 ABOVE

         Additionally, pursuant to the provisions of the Ernest S. Rady Trust and the Evelyn S. Rady Trust, Ernest S. Rady, as trustee, has the power to sell, buy, retain, invest and reinvest the trusts' assets, which include the shares of the Issuer's Common Stock.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

         NONE





                             Page 23 of  26  Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         Dated:        12/21/95                          /s/  ERNEST S. RADY
                 ---------------------     -----------------------------------------------------------
                                               Ernest S. Rady, as trustee of the Ernest S. Rady Trust


         Dated:        12/21/95                          /s/  ERNEST S. RADY
                 ---------------------     -----------------------------------------------------------
                                               Ernest S. Rady, as trustee of the Evelyn Shirley Rady


                                           American Assets, Inc.


         Dated:        12/21/95            By:                 /s/  ERNEST S. RADY
                 ---------------------          ------------------------------------------------------
                                                            Ernest S. Rady, President

                                           Avrett Enterprises, Ltd.


         Dated:        12/21/95            By:                  /s/  EVELYN RADY
                 ---------------------          ------------------------------------------------------
                                                            Evelyn Rady, Vice President

                                           Canpac Enterprises, Ltd.


         Dated:        12/21/95            By:                 /s/  ERNEST S. RADY
                 ---------------------          ------------------------------------------------------
                                                            Ernest S. Rady, President


                                           Insurance Company of the West


         Dated:        12/21/95            By:                 /s/  ERNEST S. RADY
                 ---------------------          ------------------------------------------------------
                                                      Ernest S. Rady, Chairman of the Board

                                           Memrad Holdings, Ltd.


         Dated:        12/21/95            By:                 /s/  ERNEST S. RADY
                 ---------------------          ------------------------------------------------------
                                                            Ernest S. Rady, President





                             Page 24 of  26  Pages

                                           Silpit Industries Co., Ltd.


         Dated:        12/21/95            By:                /s/  EVELYN RADY
                 ---------------------          ------------------------------------------------------
                                                            Evelyn Rady, Director

                                           Sorb Holdings, Inc.


         Dated:        12/21/95            By:                /s/  ERNEST S. RADY
                 ---------------------          ------------------------------------------------------
                                                            Ernest S. Rady, President

                                           Western Insurance Holdings, Inc.


         Dated:        12/21/95            By:                /s/  ERNEST S. RADY
                 ---------------------          ------------------------------------------------------
                                                       Ernest S. Rady, Chairman of the Board


                                           Explorer Insurance Inc.


         Dated:        12/21/95            By:                /s/  ERNEST S. RADY
                 ---------------------          ------------------------------------------------------
                                                            Ernest S. Rady, Chairman





                             Page 25 of  26  Pages

                                   Exhibit A

               Organizational Chart of Rady Entities Beneficially
                    Holding Shares in Westcorp as of 11/13/92

                                RADY STRUCTURE

       -----------------                         -----------------
/------Ernest Rady Trust                         Evelyn Rady Trust-------/
/  ----                 -------                                          /
/  /   -----------------      /                  -----------------       /
/  /           /              /                            /             /
/  /           / 51.6% C      /                            / 50.0%       /
/  /           /              /                            /             /
/  /   ---------------------  /              ------------------------    /
/  /   Menrad Holdings, Ltd.  /              Avrett Enterprises, Ltd.    /
/  /   ---------------------  /              ------------------------    /
/  /           /              /                            /             /
/  /           /              /                            / 35.9%       /
/  /           /              /                            /             / 25.9%
/  /           /              /              -------------------------   /
/  /           /              /              Silpit Industries Co Ltd.---/
/  /           /              /              -------------------------
/  /           /              /                            /
/  /           /              /                            / 25.4%
/  /           /              /                            /
/  /           /              /                            /
/  /           /              /             ------------------------
/  /           /              /    36.2%    Canpac Enterprises, Ltd.
/  /           /              /-------------
/  /           /                            ------------------------
/  /           /                                           /
/  /           /                                           /
/  /           /  53.0% C  ---------------------           /
/  /            -----------American Assets, Inc.  28.6% C  /
/  /  17.9% C                                   -----------/
/  /-----------------------
/                          ---------------------
/                                   /
/          52.2% -----------------------------/  92.0%
/                /                            /
/                /                            /
/                /                     ---------------------
/                /                     Western Ins. Holdings
/                /                     ---------------------
/                /                            /
/                /                            /  100.0%
/                /                            /
/                /                   -------------------------
/                /                   Insurance Co. of the West
/                /         4.5%
/                /    /--------------     26,000 Shares
/                /    /              -------------------------
/                /    /                       /
/                /    /                       /  100.0%
/                /    /                       /
/                /    /                ----------------------
/                /    /                Explorer Insurance Co.
/                /    /    0.1%
/                /    / /--------------
/                /    / /              ----------------------
/           --------------
/             Westcorp
/     6.8%
/-----------
            --------------
                 /
                 / 100% C
                 /
          -----------------
          Western Financial
            Savings Bank
               F.S.B.
          -----------------


                              Page 26 of 26 Pages